White Knight Resources Ltd.

82-2850

03032462

03 OCT -2 AM 7:21

NEWS RELEASE

September 24, 2003
NR# 03-07

SUPPL

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") has arranged a non-brokered private placement of 2,500,000 units at a price of $0.40 per unit (the "Unit") to generate total proceeds to the Company of CAD$1,000,000. Each Unit will consist of one common share of the Company and one warrant, each warrant entitling the purchase of an additional common share of the Company at a price of $0.60 per share for two years from the closing of the private placement. If, at any time during the two-year period, the Company's share price exceeds $0.95 for a period of more than 20 business days, the warrant must be exercised or will otherwise terminate.

The Company has agreed to pay a finder's fee in respect of this placement equal to 5% of the total proceeds invested by purchasers introduced to the Company directly by the finder, such fees to be payable in Units. In addition, the finder will receive a broker's warrant entitling it to purchase shares equal to 8% of the number of Units subscribed for by purchasers directly introduced to the Company by the finder at a price of $0.60 per share for one year from the date of closing of the private placement.

The proceeds of this private placement will be used primarily to finance continuing exploration in Nevada.

The above transactions are subject to regulatory approval.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.